ORIGINAL

SECURITI[illegible] ...N



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53484

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KNBT Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1620 Pond Road, Suite 301
(No. and Street)

Allentown (City) PA (State) 18104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GERARD HALLMAN 610-882-5355 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT THORNTON, LLP
(Name – *if individual, state last, first, middle name*)

Two Commerce Square, 2001 Market Street (Address), Philadelphia, (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ORIGINAL

OATH OR AFFIRMATION

I, Gerard J Hallman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KNBT Securities, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
ELIZABETH H. KING, Notary Public
Macungie Boro., Lehigh County
My Commission Expires June 21, 2010

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Report of Independent Certified Public Accountants

KNBT Securities, Inc. (a wholly owned subsidiary of Keystone Nazareth Bank and Trust Company)

December 31, 2006

CONTENTS

Grant Thornton

Accountants and Business Advisors

Report of Independent Certified Public Accountants

Board of Directors
KNBT Securities, Inc.

We have audited the accompanying statement of financial condition of KNBT Securities, Inc. (a wholly owned subsidiary of Keystone Nazareth Bank and Trust Company) (a Pennsylvania corporation) as of December 31, 2006, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of KNBT Securities, Inc., as of December 31, 2006, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 13 and 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but are supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Philadelphia, Pennsylvania
February 23, 2007

2001 Market Street, Suite 3100
Two Commerce Square
Philadelphia, PA 19103
T 215.561.4200
F 215.561.1066
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

KNBT Securities, Inc.
(a wholly owned subsidiary of Keystone Nazareth Bank and Trust Company)

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS	
Cash and cash equivalents	$ 347,049
Interest-bearing deposits with banks	91,910
Short-term investment securities, at market value	908,590
Receivables from non-customers	291,761
Furniture and equipment, net	34,891
Other assets	
Restricted cash	50,000
Prepaid expenses and other	17,140
Goodwill	478,582
Total assets	$ 2,219,923
LIABILITIES AND SHAREHOLDER'S EQUITY	
Liabilities	
Accounts payable, accrued liabilities and other	$ 233,405
Due to Parent	335,128
Total liabilities	568,533
Shareholder's equity	
Common stock, no par value; authorized 1,000,000 shares; issued and outstanding 500,000	1,156,082
Retained earnings	495,308
Total shareholder's equity	1,651,390
Total liabilities and shareholder's equity	$ 2,219,923

The accompanying notes are an integral part of this statement.

KNBT Securities, Inc.
(a wholly owned subsidiary of Keystone Nazareth Bank and Trust Company)

STATEMENT OF INCOME

Year ended December 31, 2006

Revenues	
Brokerage commissions	$ 3,525,788
Interest income	42,073
Total revenues	3,567,861
Expenses	
Employee compensation and benefits	2,545,773
Clearing fees	138,210
Occupancy and equipment	18,973
Dues and subscriptions	23,673
Travel expenses	65,509
Data processing	3,802
Advertising and marketing	1,978
Professional fees	3,855
Other	58,608
Total expenses	2,860,381
Income before income taxes	707,480
Provision for income taxes	304,859
NET INCOME	$ 402,621

The accompanying notes are an integral part of this statement.

KNBT Securities, Inc.
(a wholly owned subsidiary of Keystone Nazareth Bank and Trust Company)

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

December 31, 2006

	Common stock	Retained earnings	Total
Balance at December 31, 2005	$ 1,107,048	$ 92,687	$ 1,199,735
Net income	-	402,621	402,621
Capital contribution by Parent	49,034	-	49,034
Balance at December 31, 2006	$ 1,156,082	$ 495,308	$ 1,651,390

The accompanying notes are an integral part of this statement.

KNBT Securities, Inc.
(a wholly owned subsidiary of Keystone Nazareth Bank and Trust Company)

STATEMENT OF CASH FLOWS

Year ended December 31, 2006

Operating activities	
Net income	$ 402,621
Adjustments to reconcile net income to net cash provided by operating activities	
Expense forgiveness by Parent	49,034
Depreciation	10,200
Change in short-term investments and interest-bearing deposits	(528,248)
Change in receivables	(142,589)
Change in other assets	(67,140)
Change in accrued liabilities	269,014
Net cash provided by operating activities	(7,108)
Investing activities	
Purchase of fixed assets	(1,510)
Net cash used by investing activities	(1,510)
NET CASH DECREASE FOR YEAR	(8,618)
Cash at beginning of year	355,667
Cash at end of year	$ 347,049

The accompanying notes are an integral part of this statement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

NOTE A - ORGANIZATION

KNBT Securities, Inc.(the Company or KNBT Securities) is an introducing full service broker dealer, registered investment advisory firm and insurance agency. KNBT Securities is the successor company of Oakwood Financial Corp. (Oakwood). Oakwood was acquired by KNBT Bank and Trust Company (the Parent), on November 11, 2004. The Company operates as a wholly owned subsidiary of the Parent. KNBT Securities is located in Allentown, Pennsylvania and serves a six county market area in eastern Pennsylvania consisting of Carbon, Lehigh, Luzerne, Monroe, Northampton and Schuylkill Counties, Pennsylvania. KNBT Securities is a broker dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers (NASD).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Basis of Financial Statement Presentation

The accounting and reporting policies of KNBT Securities conform to accounting principles generally accepted in the United States of America (GAAP) and also to generally accepted accounting principles as applied to brokers and dealers in securities.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Therefore, actual results could differ significantly from those estimates. The principal estimate that is particularly susceptible to significant change in the near term relates to the evaluation of impairment of goodwill.

2. Cash and Cash Equivalents

For reporting cash flows, cash and cash equivalents include cash and due from banks. The Company maintains cash deposits in other depository institutions that occasionally exceed the amount of deposit insurance available. Management periodically assesses the financial condition of these institutions and believes that the risk of any possible credit loss is minimal.

3. Short-Term Investments and Interest-Bearing Deposits

Short-term investments include U.S. Treasury Bills with original maturities of greater than three months. Interest-bearing deposits with banks consists of certificates of deposits with original maturities generally exceeding three months.

4. Security Transactions

Transactions are recorded on a trade date basis.

(Continued)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

5. Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation, and include major betterments and renewals. Expenditures of maintenance and repairs are charged to expense as incurred. Depreciation is computed using the straight-line method based upon the estimated useful lives of the related assets (generally 3-10 years).

6 Restricted Cash

Restricted cash of $50,000 at December 31, 2006, is required to be on deposit with First Southwest Clearing, under the terms of its Clearing Agreement, to offset possible customer losses, breach of contract or various other events. This deposit may not be withdrawn during the term of the agreement, which expires November 2009 unless it is extended. The cash is not available to the Company for general use.

7 Goodwill and Intangible Assets

Goodwill is subject to impairment testing at least annually to determine whether write-downs of the recorded balances are necessary. In this testing, the Company employs industry practices in accordance with GAAP. The Company tests for impairment as of December 31 each year. The Company has tested the goodwill included on its balance sheet as of December 31, 2006, and has determined that it was not impaired as of such date.

8. Income Taxes

The Company is a member of a consolidated group for federal income tax purposes. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of the current tax or benefit calculated is either remitted to or received from the Parent. The amount of the current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Cash paid for interest and taxes during 2006 was $-0- and $77,000, respectively.

9. Advertising Costs

All advertising costs are expensed as incurred.

NOTE C - RECEIVABLE FROM CLEARING BROKER

The Company conducts business through its clearing broker for its proprietary accounts. The Company also introduces customer accounts on a fully disclosed basis to the clearing broker and earns revenues and incurs expenses from activities in those accounts. Its clearing broker, pursuant to a clearance agreement, performs the clearing and depository operations for the Company's customer accounts and proprietary accounts. All amounts receivable from the clearing broker are positions carried by and amounts due from this clearing broker.

NOTE D - FURNITURE AND EQUIPMENT

At December 31, 2006, the Company has furniture and equipment with a cost of $51,253 less accumulated depreciation of $16,362. Depreciation expense in 2006 was $10,200.

NOTE E - INCOME TAXES

The Company is included in the consolidated federal income tax return filed by the KNBT Bancorp, Inc. Federal income taxes are calculated as if the Company filed a separate tax return. The federal and state tax expense for the year ended December 31, 2006 are $220,283 and $87,442, respectively, which is included as a due to parent and accounts payable, accrued liabilities and other, respectively, on the Company's statement of condition. The effective tax rate differs from the U.S. Federal statutory rate principally due to state and local taxes and meals and entertainment limitations. There are no significant temporary differences in the recognition of expenses for financial and income tax reporting.

NOTE F - RELATED PARTY TRANSACTIONS

At a meeting of the Board of Directors of KNBT Securities, held on November 24, 2004, a corporate resolution was adopted stating that the Company would accept a capital contribution from the Parent at the end of each monthly period equal to the net receivable due to Parent by the Company arising out of the expense agreement between the Company and the Parent.

The expense agreement stipulated that Parent would pay all expenses incurred by the Company and infuse capital into the Company in an amount equal to the total of the expenses presented. This procedure insured that the capital requirements of the Company would be met. The Parent has made a contribution of $49,034 pursuant to this expense agreement, inclusive of share based compensation expense of $23,973 in 2006. The agreement was canceled as of December 31, 2006.

The Company and Caruso Benefits Group, Inc. (Caruso), a wholly owned subsidiary of the Parent, have entered into a verbal agreement regarding a contract Caruso has with an Insurance Vendor. The Company is able to sell products covered under Caruso's contract and Caruso makes payments to the Company for the commissions. For the year ended December 31, 2006, the Company received payments of $10,408 from Caruso.

The Company and Higgins Insurance Associates, Inc. (Higgins), a wholly owned subsidiary of the Parent, have entered into certain verbal reciprocal agreements regarding the payment of commissions to dually licensed individuals, employed by the two organizations. For the year ending December 31, 2006, the Company made payments to Higgins totaling $19,697 and received payments of $15,364 from Higgins for services rendered.

The Parent also supplies the Company with certain services free of charge. These services include medical benefits, accounting services, software support and other administrative items. These items are not included in the statement of income for the year ended December 31, 2006.

(Continued)

NOTE F - RELATED PARTY TRANSACTIONS - Continued

The Company leases office space and equipment from its Parent under operating leases, expiring on December 31, 2010 for $1 annually. This lease also provides the Company with utilities for no additional charge. The Company also utilizes office space within several of the Parent's branches; no rent has been recorded for this space.

Certain employees have been granted stock options by KNBT Bancorp, Inc. Prior to January 1, 2006, these stock options were accounted for under APB Opinion No. 25 at KNBT Bancorp, Inc. As of January 1, 2006, KNBT Bancorp, Inc. began to expense these grants as required by SFAS No. 123(R), which considers all forms of share-based payments to employees, including stock option, to be treated the same as other forms of compensation by recognizing the related cost in the income statement. The provisions apply to all awards granted after the required effective date including existing awards not vested, or which are modified, repurchased, or canceled after that date. Options outstanding for employees of the Company are 29,000 shares to purchase KNBT Bancorp, Inc. stock at a weighted average exercise price of $15.99. Share based compensation expense in the amount of $23,973 was recorded in 2006 with an offset to capital contribution by Parent reflected in shareholder's equity.

The Company has $1,588 of deposits at the Parent. The accounts do not bear interest.

NOTE G - BENEFIT PLAN

The Company participates in the Parent's 401k plan that covers substantially all of its employees. Under the plan, all employees are eligible to contribute up to 50% of their annual salary with the Company matching 50% of the employee's first 6% contribution. The matching contributions for the year ended December 31, 2006 totaled $42,172.

NOTE H - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Net Capital Rule (SEC Rule 15c3-1), which requires maintenance of minimum net capital of the greater of $250,000 or 6 2/3 % of aggregate indebtedness. Net capital was $817,821, which was $567,821 in excess of net required net capital of $250,000.

NOTE I - RESERVE REQUIREMENTS

As of December 31, 2006, the Company operates under the (k)(2)(i) exemption of SEC Rule 15c3-3 of the Securities Exchange Act of 1934. The Company continues to introduce and clear its customers' transactions on a fully disclosed basis with its clearing broker. The Company was not in possession of any customer funds at December 31, 2006.



SUPPLEMENTAL INFORMATION

KNBT Securities, Inc.
(a wholly owned subsidiary of Keystone Nazareth Bank and Trust Company)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2006

Not applicable: The Company has complied with the exemptive provisions of Rule 15c3-3 under subparagraph (k)(2)(i). The Company's business is limited to the distribution of mutual funds and/or variable life insurance or annuities. The Company does not hold customer funds or safekeep customer securities.

KNBT Securities, Inc.
(a wholly owned subsidiary of Keystone Nazareth Bank and Trust Company)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2006

Total ownership equity from statement of financial condition	$ 1,651,390
Deductions and/or charges	
Nonallowable assets from statement of financial condition	
Goodwill	478,582
Receivables from non-customers	291,761
Furniture and equipment	34,891
Prepaid expenses and other	17,140
CRD deposit	2,342
Total nonallowable assets from statement of financial condition	824,716
Net capital before haircuts on securities position	826,674
Haircuts on securities (computed where applicable pursuant to Rule 15c3-1(f)	(8,853)
Net Capital	$ 817,821
Minimum net capital required	250,000
Excess net capital	$ 567,821
Aggregate indebtedness	$ 568,533
Ratio of aggregate indebtedness to net capital	69.43%

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing, as amended.

Report on Internal Control Required by SEC Rule 17a-5

KNBT Securities, Inc. (a wholly owned subsidiary of Keystone Nazareth Bank and Trust Company)

December 31, 2006

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR C :: 2007
DIVISION OF MARKET REGULATION

Grant Thornton

Accountants and Business Advisors

Independent Auditors' Supplementary Report on Internal Control

Board of Directors
KNBT Securities, Inc.

In planning and performing our audit of the financial statements of KNBT Securities, Inc. (a wholly owned subsidiary of Keystone Nazareth Bank and Trust Company) (the Company), as of and for the year ended December 31, 2006 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3 . Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) making quarterly securities examinations, counts, verifications and comparisons 2) recordation of differences required by rule 17a-13, and 3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2001 Market Street, Suite 3100
Two Commerce Square
Philadelphia, PA 19103
T 215.561.4200
F 215.561.1066
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects a company's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company's financial statements that is more than inconsequential will not be prevented or detected by the company's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by an entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Philadelphia, Pennsylvania
February 23, 2007


END